                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              CONCEPTS DIRECT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $0.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    206013104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Marshall S. Geller
                         St. Cloud Capital Partners, LP
                       433 North Camden Drive, Fifth Floor
                         Beverly Hills, California 90210
                                 (310) 553-0177
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                   Copies to:
                                 W. Alex Voxman
                                Latham & Watkins
                        633 West Fifth Street, Suite 4000
                          Los Angeles, California 90071
                                 (213) 485-1234

                                 April 26, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule
         13G to report the acquisition which is subject of this Schedule
        13D, and is filing this statement because of Rule 13d-1(b)(3) or
                       (4), check the following box: [ ].


                        (Continued on the following page)

                               Page 1 of 11 Pages

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 206013104                                             Page 2 of 11
-----------------------                                  ---------------------

 ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital Partners, LP

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           275,000 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          275,000 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          275,000 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          275,000 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      275,000 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.29% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of March 13, 2002 as reported in the Company's Form 10-Q filed May 13, 2002).

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV, PN
------------------------------------------------------------------------------
*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 206013104                                              Page 3 of 11
-----------------------                                  ---------------------

 ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      SCGP, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares**
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          275,000 shares**
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares**
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          275,000 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      275,000 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.29% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of March 13, 2002 as reported in the Company's Form 10-Q filed May 13, 2002).

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV
------------------------------------------------------------------------------
*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No. 206013104                                              Page 4 of 11
-----------------------                                  ---------------------

 ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      St. Cloud Capital, LLC
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          275,000 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          275,000 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      275,000 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.29% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of March 13, 2002 as reported in the Company's Form 10-Q filed May 13, 2002).
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV
------------------------------------------------------------------------------
*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.   206013104                                           Page 5 of 11
-----------------------                                  ---------------------

 ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Marshall S. Geller

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           35,500 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          275,000 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          35,500 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          275,000 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      310,500 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.96% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of March 13, 2002 as reported in the Company's Form 10-Q filed May 13, 2002).

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------
*See response to Item 5(a).

                                  SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP No.   206013104                                           Page 6 of 11
-----------------------                                  ---------------------

 ------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON

      Cary Fitchey

------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS

      AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
------------------------------------------------------------------------------
   NUMBER OF         7    SOLE VOTING POWER
   SHARES
   BENEFICIALLY           0 shares*
   OWNED BY EACH   -----------------------------------------------------------
   REPORTING         8    SHARED VOTING POWER
   PERSON WITH
                          275,000 shares*
                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER

                          0 shares*
                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER

                          275,000 shares*
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      275,000 shares*
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                    [ ]

------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.29% (based on 4,923,538 shares of Concept Direct, Inc.'s Common Stock outstanding as of March 13, 2002 as reported in the Company's Form 10-Q filed May 13, 2002).

------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
------------------------------------------------------------------------------
*See response to Item 5(a).

ITEM 1. SECURITY AND ISSUER.

        This Schedule 13D, dated June 6, 2002 ("Schedule 13D"), relates to the common stock, $0.10 par value per share (the "Common Stock"), of Concepts Direct, Inc., a Delaware corporation (the "Company"), with its principal executive offices located at 2950 Colorful Avenue, Longmont, Colorado 80504-6214. The Company's Common Stock is listed on the Nasdaq SmallCap Market.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This statement is being filed jointly by St. Cloud Capital Partners, LP, a Delaware limited partnership ("St. Cloud Partners"), SCGP, LLC, a Delaware limited liability company ("SCGP"), St. Cloud Capital, LLC, a California limited liability company ("St. Cloud Capital"), Marshall S. Geller, an individual ("Mr. Geller"), and Cary Fitchey, an individual ("Mr. Fitchey, and collectively with St. Cloud Partners, SCGP, St. Cloud Capital and Mr. Geller, the "Reporting Persons.")

        (b) The address of the principal business of each of St. Cloud Partners, St. Cloud Capital, Mr. Geller and Mr. Fitchey is 433 North Camden Drive, Fifth Floor, Beverly Hills, California 90210.

        (c) St. Cloud Partners is licensed by the United States Small Business Administration as a Small Business Investment Company, whose principal business is to invest in companies. The principal business of SCGP is to act as the general partner of St. Cloud Partners. The principal business of St. Cloud Capital is to provide management services to St. Cloud Partners and investment advice to SCGP. Mr. Geller and Mr. Fitchey are venture capitalists.

        (d) None of the Reporting Persons have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons have during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Mr. Geller and Mr. Fitchey are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On April 26, 2002, St. Cloud Partners, entered into that certain Note and Warrant Purchase Agreement (the "Purchase Agreement"), by and among the Company, St. Cloud Partners, Phillip A. Wiland, an individual ("P.Wiland"), and Linda S. Wiland, an individual (L.Wiland, and together with P.Wiland, "Wiland"), pursuant to which St. Cloud Partners purchased (i) a 10.0% Senior Secured Promissory Note of the Company in the amount of $2.0 million (the "Note") and
(ii) a Common Stock Purchase Warrant to purchase 275,000 shares of Common Stock of the Company (the "Warrant") for an aggregate purchase price of $2.0 million. $24,750 of the $2.0 million purchase price paid by St. Cloud Partners was an advance payment of $0.09 per share underlying the Warrant with respect to the exercise price per share of the Warrant. The funds were obtained from working capital of St. Cloud Partners.

ITEM 4. PURPOSE OF TRANSACTION.

        St. Cloud Partners acquired the Note and Warrant for investment purposes. Its investment is subject to the terms of the Purchase Agreement, the Investors' Rights Agreement, dated as of April 26, 2002, by and among the Company, St. Cloud Partners and Wiland (the "Investors' Rights Agreement"), and the Security Agreement, dated as of April 26, 2002, by and among the Company, St. Cloud Partners and Wiland (the "Security Agreement"), and the other transaction documents ancillary thereto, which are attached hereto and incorporated herein by reference.

        Under the terms of the Note, interest accrued on the principal balance of $2.0 million at the rate of 10% per annum. The Company was required to make monthly payments in the amount of approximately $42,494, commencing on June 1, 2002. The maturity date under the Note is May 1, 2007 (or earlier, if the Note is accelerated as provided for in the Purchase Agreement). Certain events of default, which would cause the Note to accelerate, causing the principal and interest on the Note to become immediately due and payable, include: (i) the failure to make a payment for a period of thirty days from when such payment is due, (ii) a judgment creditor obtaining possession of any collateral securing the Note, (iii) the failure to cure within ten days of any impairment on the St. Cloud Partners' lien on such collateral, and (iv) the filing of voluntary or involuntary bankruptcy against the Company that is not dismissed within thirty days.

        The Warrant is exercisable for 275,000 shares of Common Stock of the Company, at an exercise price of $0.10 per share, on or after July 26, 2002 and prior to April 26, 2009. As stated above, on April 26, 2002, St. Cloud Partners made an advance payment of $0.09 per share underlying the Warrant with respect to the exercise price per share of the Warrant. Except for certain transfers to permitted persons, the Warrant and the shares of Common Stock issuable upon exercise of the Warrant are subject to a lock-up which will expire with respect to twenty-five percent (25%) of the shares on each of: April 26, 2003, October 26, 2003, April 26, 2004 and October 26, 2004.

        Pursuant to the terms of the Investors' Rights Agreement, St. Cloud Partners has the right to designate a member to the Company's board of directors (the "Board"). St. Cloud Partners' initial designee is Mr. Geller, who is currently serving as a member of the Board. If at any time, the Board does not for any reason include a director designated by St. Cloud Partners to the Board, then the Company will, at the request of St. Cloud Partners, use its best efforts to cause another designee of St. Cloud Partners to be nominated to serve as a member of the Board. In the event that the United States Small Business Administration prohibits any designee of St. Cloud Partners from serving as a director of the Company, the Investors' Rights Agreement provides that St. Cloud Partners will have a right to designate an observer who will have the right to attend all meetings of the Board and all committees of the Board as an observer. In addition, under the Investors' Rights Agreement, each of St. Cloud Partners and Wiland agreed to vote for the director designated by each such other entity or person and nominated by the Company to the Board.

        The Reporting Persons intend to review their investment in the Company from time to time. Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company's business and prospects,
(iv) other investment and business opportunities available to the Reporting Persons, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Persons may decide to increase or decrease the size of their investment in the Company.

        Except as described in this Schedule 13D, none of the Reporting Persons have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. However, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a)(1) Pursuant to the Purchase Agreement, St. Cloud Partners purchased the Warrant to purchase 275,000 shares of Common Stock at an exercise price of $0.10 per share. Assuming exercise of the Warrant, following the issuance of such shares, based on 4,923,538 shares of Common Stock outstanding on March 13, 2002 (and excluding outstanding options), such shares constitute approximately 5.29% of the Common Stock.

        Pursuant to the Investors' Rights Agreement described in Item 4 above and Item 6 below, Wiland is required, in specific circumstances, to vote all of the shares of Common Stock beneficially held by Wiland in favor of the designee of St. Cloud Partners for election to the Board. Accordingly, St. Cloud Partners may be deemed to share voting power over the shares of Common Stock owned by Wiland. Based on 4,923,538 shares of Common Stock outstanding on March 13, 2002 (and excluding outstanding options), Wiland owns an aggregate of 1,676,100 shares of Common Stock (which includes (A) 1,401,100 shares of Common Stock held by P.Wiland according to the Company's Definitive Proxy Statement filed on April 10, 2002 and (B) 275,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant purchased by Wiland on April 26, 2002 under the Purchase Agreement), representing approximately 32.1% of the Company' outstanding Common Stock. Assuming exercise of the Warrant as described above, following the issuance of such shares, such shares combined with the shares beneficially owned by Wiland would number 1,951,100, which would then constitute approximately 35.5% of the Common Stock. St. Cloud Partners expressly disclaims any admission that they have beneficial ownership of, or any pecuniary interest in, any shares of Common Stock except the 275,000 shares with respect to which they possess sole dispositive power.

        (a)(2) SCGP is a general partner of St. Cloud Partners and may be deemed to beneficially own the securities owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that SCGP is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed

        (a)(3) St. Cloud Capital provides management services to St. Cloud Partners and advice to SCGP and may be deemed to beneficially own the securities owned by St. Cloud Partners and/or SCGP. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that St. Cloud Capital is the beneficial owner of the securities described in Item 5(a)(1) or
Item 5(a)(2) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

        (a)(4) Mr. Geller holds options to purchase 35,500 shares of Common Stock (which includes 10,500 shares which could be acquired through the exercise of stock options within 60 days). In addition, in Mr. Geller's capacity as a co-founder and senior manager of St. Cloud Partners, Mr. Geller shares indirect voting and dispositive power with respect to the 275,000 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Assuming the exercise of the options held by Mr. Geller and exercise of the Warrant, Mr. Geller would beneficially own an aggregate of 310,500 shares of Common Stock. Following the issuance of all such shares, based on 4,923,538, shares of Common Stock outstanding (and excluding outstanding options), such shares would constitute approximately 5.96% of the Common Stock. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Geller is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

        (a)(5) In Mr. Fitchey's capacity as senior manager of St. Cloud Partners, Mr. Fitchey shares indirect voting and dispositive power with respect to the 275,000 shares of Common Stock deemed to be beneficially owned by St. Cloud Partners. Neither the filing of Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Fitchey is the beneficial owner of the securities described in Item 5(a)(1) above for purposes of Section 13(d) of the Exchange Act or for any other purposes, and such beneficial ownership is expressly disclaimed.

        Assuming exercise of the Warrants and the options held by Mr. Geller:

        (b)(1) St. Cloud Partners has sole power to vote or to direct the vote and dispose or to direct the disposition of 275,000 shares of Common Stock.

        (b)(2) SCGP, as the general partner of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 275,000 shares of Common Stock owned by St. Cloud Partners.

        (b)(3) St. Cloud Capital, as a provider of management services to St. Cloud Partners and investment advice to SCGP, shares the power to vote or to direct the vote and dispose or to direct the disposition of 275,000 shares of Common Stock owned by St. Cloud Partners and/or SCGP.

        (b)(4) Mr. Geller has sole power to vote or to direct the vote and dispose or to direct the disposition of 35,500 shares of Common Stock. Mr. Geller, as a co-founder and senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 275,000 shares of Common Stock owned by St. Cloud Partners.

        (b)(5) Mr. Fitchey, as senior manager of St. Cloud Partners, shares the power to vote or to direct the vote and dispose or to direct the disposition of 275,000 shares of Common Stock owned by St. Cloud Partners.

        (c) None, to the knowledge of the Reporting Persons.

        (d) None, to the knowledge of the Reporting Persons.

        (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        NOTE AND WARRANT PURCHASE AGREEMENT

        In connection with St. Cloud Partners' agreement to enter into the Purchase Agreement, the Company paid St. Cloud Partners an acceptance fee in the amount of $20,000. In addition to the description of the Purchase Agreement set forth in Item 4 above, pursuant to the Purchase Agreement, the Company paid St. Cloud Partners a closing fee in the amount of $30,000 and reimbursed St. Cloud Partners for certain fees and expenses incurred by St. Cloud Partners in the amount of approximately $104,830. The Purchase Agreement contains customary representations and warranties and covenants.

        INVESTORS' RIGHTS AGREEMENT

        In addition to the description of the Investors' Rights Agreement set forth in Item 4 and Item 5 above, pursuant to the Investors' Rights Agreement, the Company agreed to prepare and file with the Securities and Exchange Commission (the "SEC") prior to the January 26, 2003, a registration statement covering all of the shares of Common Stock issuable upon exercise of the Warrant. The Company agreed cause such registration statement to be declared effective by the SEC no later than the April 26, 2003. Further, if the Company registers for the resale of shares of Common Stock for the Company's account or for the account of its other stockholders, the Company also may have to include in the registration, shares held by St. Cloud Partners. St. Cloud Partners has an unlimited number of these "piggyback" registration rights. The Investors' Rights Agreement also granted St. Cloud Partners certain preemptive rights to participate in future issuances of securities of the Company, provided that certain issuances or sales by the Company are excluded from this right.

        SECURITY AGREEMENT

        In connection with the transaction described above, the Company granted St. Cloud Partners a security interest in certain of its assets related to the Company's Colorful Images business as security for the Company's obligation under the Note. In addition, in connection with the Security Agreement, St. Cloud Partners was granted a first priority deed of trust to certain undeveloped land owned by the Company. The Security Agreement provides the terms and conditions upon which St. Cloud Partners would be able to effect a sale of the collateral upon certain events of default under the Note. The Security Agreement will terminate upon the satisfaction of all of the Company's obligations under the Note or certain other related transaction documents and agreements.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1. Joint Filing Agreement, dated as of June 6, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.

        Exhibit 2. Note and Warrant Purchase Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda S. Wiland, an individual.

        Exhibit 3. Investors' Rights Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda S. Wiland, an individual.

        Exhibit 4. Security Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda
                      S. Wiland, an individual.

                                   SIGNATURES

             After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 6, 2002                    ST. CLOUD CAPITAL PARTNERS, LP

                                       By:  s/ Marshall S. Geller
                                            ------------------------------------
                                            Name: Marshall S. Geller
                                            Title: Partner


Dated: June 6, 2002                    SCGP, LLC

                                       By:  /s/ Cary Fitchey
                                            ------------------------------------
                                            Name:  Cary Fitchey
                                            Title: Managing Member


Dated: June 6, 2002                    ST. CLOUD CAPITAL, LLC

                                            /s/ Cary Fitchey
                                            ------------------------------------
                                            Name:  Cary Fitchey
                                            Title: Managing Member



Dated: June 6, 2002                    MARSHALL S. GELLER

                                       By:  /s/ Marshall S. Geller
                                            ------------------------------------
                                            Marshall S. Geller



Dated: June 6, 2002                    CARY FITCHEY

                                       By:  /s/ Cary Fitchey
                                            ------------------------------------
                                            Cary Fitchey

                                  EXHIBIT INDEX

        Exhibit 1. Joint Filing Agreement, dated as of June 6, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, SCGP, LLC, a Delaware limited liability company, St. Cloud Capital, LLC, a California limited liability company, Marshall S. Geller, an individual, and Cary Fitchey, an individual.

        Exhibit 2. Note and Warrant Purchase Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda S. Wiland, an individual.

        Exhibit 3. Investors' Rights Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda S. Wiland, an individual.

        Exhibit 4. Security Agreement, dated as of April 26, 2002, by and among St. Cloud Capital Partners, LP, a Delaware limited partnership, Concepts Direct, Inc., a Delaware corporation, Phillip A. Wiland, an individual, and Linda
                      S. Wiland, an individual.